

# Summary of Prior Securities Sold & Secured Loans

Company Name: Sol Boards, Inc.

| | Payable to Whom | Original Loan Amount | Class A Warrant & Shares | Current Amount Outstanding as of 9/15/16 |
|---|---|---|---|---|
| 1 | Microcast Technologies / Dean Fuscheti | $1,287,075.83 | 1,941,716 | $1,838,320 |
| 2 | Don Wildman | $500,000.00 | 858,970 | $564,853 |
| 3 | ExWorks Term Loan | $400,000.00 | 277,922 | $460,664 |
| 4 | Dean Lemman | $100,002.00 | 113,976 | $123,475 |
| 5 | Adam Levine | $100,000.00 | 123,343 | $111,553 |
| 6 | Vincent & Anne Fushetti | $60,000.00 | 74,005 | $67,769 |
| 7 | David Anawalt | $50,001.00 | 52,900 | $63,873 |
| 8 | Don Bauhofer | $50,001.00 | 52,900 | $63,643 |
| 9 | David Box | $50,001.00 | 52,900 | $61,668 |
| 10 | John McGinley | $50,001.00 | 52,900 | $63,432 |
| 11 | Daren Olien | $50,001.00 | 52,900 | $64,200 |
| 12 | Hutch Parker | $50,001.00 | 52,900 | $64,960 |
| 13 | John Wildman | na | 512,227 | na |
| 14 | Star Faraon | na | 494,993 | na |
| 15 | Jeff Dowell | na | 356,322 | na |
| 16 | Paul Hodge | na | 355,193 | na |
| 17 | Mike Radenbaugh | na | 243,588 | na |
| 18 | Laird Hamilton | na | 150,676 | na |
| 19 | Jon Bottorff | na | 133,090 | na |
| 20 | Richard J. Fuschetti, Jr. | na | 103,396 | na |
| 21 | Steven Fuschetti | na | 103,396 | na |
| 22 | Michael Fuschetti | na | 103,396 | na |
| 23 | Carl Kirsch | na | 40,330 | na |
| 24 | Joe Wolfe | na | 40,330 | na |
| 25 | Luan Pham | na | 29,368 | na |
| 26 | Authorized by undistributed | na | 13,412 | na |
| 27 | Ai Fakhari | na | 6,570 | na |
| 28 | James Williams | na | 6,570 | na |
| | | | 6,400,189 | $3,548,410 |